UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: November,14, 2007

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

November 13, 2007

Gold Version

CAMTEK LTD. ANNOUNCES RESULTS FOR THIRD QUARTER OF 2007

Revenues $20.2 million 32% sequential improvement

Returned to profitability
positive operating cash flow

MIGDAL HAEMEK, Israel, November 14, 2007 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), announced today its financial results for the third quarter ended September 30, 2007.

Revenues for the third quarter of 2007 were $20.2 million, 23% below the $26.3 million reported in the third quarter of 2006, and sequentially 32% above the $15.3 million reported in the second quarter of 2007. These revenues are slightly above the guidance range of $17-20 million provided for the third quarter.

Gross profit margin for the third quarter of 2007 was 37.6%, compared to 53.2% for the third quarter of 2006, and 40.8% for the second quarter of 2007.

The Company reported third quarter net income of $85 thousand, or $0 per diluted share, compared to a net income of $4.2 million, or $0.14 per diluted share, in the third quarter of last year, and a loss of $3.5 million, or ($0.11) per basic share, in the second quarter of 2007.

“I am pleased with our third quarter results as we achieved our revenues and cost structure goals, despite the softness in the semiconductor industry,“commented Rafi Amit, Camtek’s CEO. “Sales to the PCB industry were strong, indicating both an increasing level of activity and the success of our new 3G AOI product lines to this market. While the softness in demand in the semiconductor sector continued throughout the third quarter, we did see an increase in incoming orders during the third quarter which we expect to recognize in the fourth quarter.”

Mr. Amit continued, “In the third quarter we have realized the full contribution of the cost reduction measures we have implemented throughout the year. We recorded positive operating cash flows of $2.9M, as well as positive operating and net income. We continue to monitor our expenses carefully while maintaining our ability to support the expected increasing demand for our equipment when the market picks up. We expect a slight sequential increase in fourth quarter revenues.”

Camtek will hold a conference call today, Wednesday November 14, at 9 a.m. EST, 4 p.m. Israel time. Rafi Amit, CEO, and Ronit Dulberg, CFO, will host the call and will be available to answer questions.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call, referencing the “Camtek third quarter 2007 results conference call”.

US toll free:	1 888 935 4575	at 9:00 a.m. Eastern Time
Israel toll free:	1 809 246 002	at 4:00 p.m. Israel Time
International:	+1 718 354 1387

The conference will also be webcast live from a link in Camtek’s website www.camtek.co.il. For those unable to participate, the teleconference will be available for replay on Camtek’s website beginning 2 hours after the call.

About Camtek Ltd.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the Securities and Exchange Commission.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL
Ronit Dulberg, CFO	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	GK Investor Relations
Fax: +972-4-6048300	Tel: (US) 1 646 201 9246
Mobile: +972-54-905-0776	info@gkir.com
ronitd@camtek.co.il

Camtek Ltd. Consolidated Balance Sheets

(in thousands, except share data)

	September	December
	2007	2006
	U.S. Dollars

ASSETS

CURRENT ASSETS
Cash and cash equivalents	15,271	23,358
Marketable securities	3,566	2,099
Accounts receivable, net	24,123	29,434
Inventories	35,174	41,414
Due from affiliates	208	180
Other current assets	2,371	2,372
Deferred tax	65	65

Total current assets	80,778	98,922

Fixed assets, net	14,671	10,729

Deferred tax	376	369
Other assets	931	786

	1,307	1,155

Total assets	96,756	110,806

LIABILITIES

CURRENT LIABILITIES
Accounts payable -trade	7,030	11,801
Due to affiliates	517	814
Other current liabilities	11,184	12,831

Total current liabilities	18,731	25,446
Convertible loan	5,000	5,000
Liability for employee severance benefits	257	222

Total liabilities	23,988	30,668

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,145,634 in 2007 and 31,085,174 in 2006, outstanding
30,134,015 in 2007 and 30,073,555 in 2006.	132	132
Additional paid-in capital	59,768	59,420
Accumulated other comprehensive loss
Unrealized loss on marketable securities	1	(1)
Retained earnings	13,860	21,580

	73,761	81,131
Treasury stock, at cost (1,011,619 shares in 2007 and 2006)	(993)	(993)

Total shareholders' equity	72,768	80,138

Total liabilities and shareholders' equity	96,756	110,806

Camtek Ltd. Consolidated Statements of Operations

(in thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended
	2007	2006	2007	2006	2006
	U.S. dollars		U.S. dollars		U.S. dollars

Revenues	49,941	79,049	20,165	26,293	100,055
Cost of revenues	30,099	36,776	12,576	12,299	48,442

Gross profit	19,842	42,273	7,589	13,994	51,613

Research and development costs	9,148	8,169	2,353	3,275	11,831
Selling, general and
administrative expenses	18,021	19,730	5,020	6,207	27,850

	27,169	27,899	7,373	9,482	39,681

Operating income (loss)	(7,327)	14,374	216	4,512	11,932

Financial expenses, net	194	173	15	199	288

Income (loss) before income taxes	(7,521)	14,201	201	4,313	11,644

Income tax	199	374	116	104	41

Net income (loss)	(7,720)	13,827	85	4,209	11,603

Net income (loss) per
ordinary share:

Basic	(0.26)	0.48	0.00	0.14	0.40

Diluted	(0.26)	0.47	0.00	0.14	0.39

Weighted average number of
ordinary shares outstanding:

Basic	30,229	28,823	30,246	30,111	29,176

Diluted	30,229	30,200	30,246	31,327	29,553